SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of June, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

2Q06 and 2006 Guidance (USGAAP)

São Paulo, June 20, 2006 – Votorantim Celulose e Papel – VCP (BOVESPA: VCPA4 e NYSE: VCP) reports the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with investors’ community. This report has assumed an average exchange rate of R$2.18/US$ for the first quarter of 2006, similar to the 1Q06 (R$2.19/US$) and 12% down year-on-year (2Q05 R$2.48/US$). The assumed exchange rate for the end of the period is R$2.23/US$, 3% above the 1Q06 (R$2.17/US$). VCP will report 2Q06 results on July 13, 2006, before market opening.

2Q06 Performance guidance (QoQ and YoY) and 2006 (vs. 2005)

USGAAP	2Q06 vs. 1Q06	2Q06 vs. 2Q05	2006 vs. 2005	Remarks

Pulp Business

International market scenario

The pulp market remained favorable throughout the 2nd quarter of 2006, with supply reflecting capacity reductions and closures in North America, and worldwide inventory levels(1) dropping to 31 days in April 2006, when compared to the 33 days in the same period of the year before. Demand remained strong throughout, especially in Asia, thus allowing two consecutive pulp price increases in the quarter. The European outlook also remains favorable, with the possible cancellation of traditional downtimes from our clients’ collective vacations in July and August.

In April the list price of eucalyptus pulp increased by US$30/ton in Asia, followed in May by a US$20/ton rise in Europe and the US. A further US$20/ton hike in Asia was announced for June.

VCP’s average price in US$/ton
Sales Volume

(1)	Source: PPPC - Pulp and Paper Products Council – www.pppc.org
(2)	Source: Hawkins Wright, VCP
(3)	BRACELPA – Brazilian Pulp and Paper Association
(4)	Source: RISI

Following these increases, prices are currently steady at US$640/ton in Europe, US$675 in the USA and US$610 in Asia. The difference between Europe and the US and Asia is close to the historical average of US$30/ton.

Average second quarter list prices of eucalyptus pulp in dollars were approximately 5% up on both the previous three months and the second quarter of 2005.

Initially, we expected average international eucalyptus pulp prices in 2006 to be similar to those in 2005. However, we now believe this to be an under-estimate.

The first-half average is already 6% higher than the average for 2005 as a whole (US$580-590/ton CIF Europe), and we believe there is still room to absorb capacity increases of around 1.5 million tons in the second half, mostly by Chilean producers (CMPC/Santa Fé and Arauco/Nueva Aldea), with a greater effect on the learning curve in 2007.

As of 2007, the continued restructuring of the industry and the potential postponement of capacity expansion projects for financial or environmental reasons should determine price trends. In 2006 and 2007, over 2 million(2)  tons of pulp, or 4% of global capacity, may be closed.

VCP should record pulp sales of around 235,000 tons in the 2Q06, 4% up quarter-on-quarter and 11% more year-on-year, reflecting the company’s improved operating and logistics efficiency, as well the initial volume resulting from the debottlenecking project in the Jacareí mill.

We are maintaining our 2006 sales target of 915,000 tons, 6% higher than in 2005, and we expect a figure of 1 million in 2007. It is important to note that these numbers do not include VCP’s stakes in Ripasa and Aracruz.

Paper Business	2Q06 vs. 1Q06	2006 vs. 2Q05	2Q05 vs. 2005	Remarks

Domestic market scenario

The domestic paper market performed well in the quarter, reflecting the seasonal improvement in the market, increased economic activity, lower interest rates and the growth in the promotion market with the approach of the World Cup and the presidential elections. According to  Bracelpa(3) the cut-size market increased 10% year-on-year between January and May, while the offset (uncoated) and coated markets grew by close to 18% and 17%, respectively, in the same period. Imports gained market share, particularly in the coated segment, thanks to the appreciation of the Real in the previous quarters.

As a result of all these factors, the share of domestic sales in VCP’s 2Q06 paper

International market scenario

Sales volume

Guidance 2 / 4

VCP’s average paper price US$/ton				sales volume increased by around 13% quarter-over-quarter and 20% year-on-year, giving a 75% domestic market/25% export mix, versus 68%/32% in the 1Q06 and 2005.

In absolute terms, we expect 2Q paper sales volume of 158,000 tons, 2% more than the previous three months and 8% more than in the same quarter in 2005.

VCP’s average paper price R$/ton

On the price front, the close-to-13% increase QoQ (in US$) of VCP’s exported paper mix (essentially cutsize and offset) more than offset the decline in the special paper prices in the domestic market. The international improvement is being pushed by the USA and Canada, where industry restructuring has already resulted in the closure of over 800,000 tons(4) of uncoated (woodfree) paper this year (approximately 6% of the US market and 1.3% of the global one).

As a result, VCP’s average paper price should record an increase of around 3% in US$over the 1Q06 and 12% over the 2Q05, reflecting the company’s pursuit of profitability through adjusting its product and market mix to suit the prevailing macro- and microeconomic conditions.

We still expect a big improvement in the paper scenario for 2006, with total sales of 640,000 tons (2% up on the year before) and an increase in the participation of domestic market versus exports when compared to 2005, thanks to the following four factors:

1- The continuing reduction in interest rates, resulting in higher levels of economic activity, to which VCP’s special papers are more closely correlated;

2- Increased government investments in textbooks, an import market for VCP’s uncoated paper;

3- The World Cup, with the surge in advertising and promotions, boosting coated and special paper sales; and

4- The recovery in our clients’ competitiveness in notebook exports thanks to the anti-dumping measures imposed by the US at the end of 2005 on notebooks imported from China.

Results	2Q06 vs. 1Q06	2Q06 vs. 2Q05	2006 vs. 2005	Remarks

Costs and Operating Expenses	-	-	-

Production costs and operating expenses (excluding depreciation expenses) continued to reflect internal efforts to reduce fixed and variable costs by increasing operating efficiency and reviewing processes and labor costs, in order to minimize the negative effects of the appreciation of the Real.

This improvement should be translated into growth of the EBITDA margin. On the other hand the gross margin should increase less than EBITDA margin due to the change in the depreciation rate driven by the 2006 revaluation and reduction in the working life of our machinery, equipment and installations from 25 to 18 years. The 2Q06 will reflect the accumulated increase for the first two quarters of the year.  It is worth noting that this event should have no effect on dividend payments, which, according to our policy, are based on cash flows.

SG&A and other operating expenses should decrease from 17% of net revenues in the 1Q06 to 16% in the 2Q06.

EBITDA

The efforts to cut costs, combined with higher pulp and paper prices and volumes, should imply an increase in the quarterly EBITDA margin to at least 39% of net revenue from 36% in both the 1Q06 and 2Q05.

Guidance 3 / 4

We expect an increase in annual operating margins over 2005, assuming the exchange rate remains at current levels, as a result of the improved domestic paper sales mix, higher pulp sales volume and reduced fixed and variable costs. However, it should be emphasized that any changes in the economic and market conditions assumed in this report may substantially alter expected results.

Financial result			-	Our US dollar exposure, equivalent to 10 months of exports in the year, should result in an increase in 2Q06 financial expenses, offsetting part of the gains obtained in previous periods.

CAPEX

Capex	-	-

For the year as a whole, we expect investments of around US$225 million, versus US$247 million in 2005. VCP’s sustaining capex is approximately US$120 million p.a. and we should continue to invest in expanding the forest base in the state of Rio Grande do Sul (RS) in order to ensure future growth. The region has already absorbed investments of around US$140 million.

Share price:	Investor Relations
VCPA4=R$31.58	Valdir Roque
ADR VCP =US$13.83	CFO and Investor Relations Officer
June 19, 2006	Alfredo F. Villares
# Shares outstanding:	Investor Relations Manager
204,145,507	Andrea Kannebley
Market Capitalization:	Isabela Cadenassi
R$ 6.4 billion	Ph: (5511) 2138-4168 /4287/4261 | F: (5511) 2138-4066
US$ 2.8 billion	ir@vcp.com.br
www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 4 / 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)

Date: 06/20/2006
	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer